SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated October 02, 2006, of Trading Statement

SCOTTISH POWER plc

Trading Statement - 2 October 2006

Scottish Power plc will announce its Interim Results for the six months ended 30
September 2006 on 14 November 2006.

All the Group's businesses continue to perform well.  Trading for the current year is expected to be ahead of expectations as a result of good growth at PPM
Energy and an improved performance from Energy Retail & Wholesale.

Profit growth in the first half at PPM has been driven by a full six month contribution from windfarm developments completed in fiscal 2006, and by its gas storage and energy management operations.

The Energy Retail & Wholesale businesses have continued to benefit from the rolling commodity hedging strategy, further cost efficiencies and a strong performance from our generation fleet, especially the coal-fired stations.
Furthermore, the recent retail price increases have begun to offset the continuing cost pressures from high wholesale commodity prices as our forward contracts unwind. Since January 2003, wholesale gas and electricity prices have increased by 190 per cent and 160 per cent respectively compared with an increase in ScottishPower's retail prices over the same period of 90 per cent for gas and 50 per cent for electricity.

The Energy Networks business continues to perform in line with expectations.

The effective tax rate for the year is expected to be in line with statutory rates.

END

Note:  Following the capital restructuring on the return of cash to shareholders in May, the weighted average number of shares for the six months for
30 September 2006 will be 1566.5 million and for the year ended 31 March 2007 will be 1522.8 million.

Contact:
Investor Relations:    Peter Durman, ScottishPower           0141 636 4527
Media Relations:       Colin McSeveny, ScottishPower         0141 636 4515
                       Anthony Cardew, Cardew Group          020 7930 0777

Safe Harbor

Some statements contained herein may include statements regarding our assumptions, projections, expectations or beliefs about future events. These statements are intended as "Forward-Looking Statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of
1995. All statements with respect to us, our corporate plans, future financial condition, future results of operations, future business plans, strategies, objectives and beliefs and other statements that are not historical facts are forward looking. Statements containing the words "may", "expect", "anticipate",
"believe", "intend", "estimate", "continue", "plan", "project", "target", "on track to", "strategy", "aim", "seek", or other similar words are also forward-looking. These statements are based on our management's assumptions and beliefs in light of the information available to us. These assumptions involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

We wish to caution readers and others to whom forward-looking statements are addressed, that any such forward-looking statements are not guarantees of future performance and that actual results may differ materially from estimates in the forward-looking statements. We undertake no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof. Important factors that may cause results to differ from expectations include, for example:

- the success of reorganisational and cost-saving or other strategic efforts;

- any regulatory changes (including changes in environmental regulations and legislation or regulatory outcomes) that may increase the operating costs of the group, may require the group to make unforeseen capital expenditures or may prevent the regulated business of the group from achieving acceptable returns;

- future levels of industry generation and supply, demand and pricing, political stability, competition and economic growth in the relevant areas in which the group has operations;

- the availability of acceptable fuel at favourable prices;

- weather and weather-related impacts;

- the availability of operational capacity of plants;

- adequacy and accuracy of load and price forecasts that could impact the hedging strategy and costs to balance electricity load and supply;

- unanticipated construction delays, changes in costs, receipt of required permits and authorisations, and other factors that could affect future generation plants and infrastructure additions;

- the impact of interest rates and investment performance on pension and post-retirement expense;

- the impact of new accounting pronouncements on results of operations;
  and

- development and use of technology, the actions of competitors, natural disasters and other changes to business conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: October 02, 2006	By:	/s/ Mrs Sheelagh Duffield
Mrs Sheelagh Duffield
Company Secretary